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April 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jane Park and Celeste Murphy

Re:	Baudax Bio, Inc. Registration Statement on Form S-1 Filed April 6, 2024 File No. 333-271161

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Baudax Bio, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 13, 2023 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on April 6, 2023. In response to the comments set forth in the Comment Letter the Company has revised the Registration Statement and is filing a revised draft (the “Amended S-1”) with this response letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended S-1. Page references in the text of this response letter correspond to the page numbers of the Amended S-1.

Registration Statement on Form S-1 file April 6, 2023

General

1.

We note your disclosure on the cover page and throughout the prospectus that you have engaged a placement agent in connection with this offering to sell the securities on a “best efforts” basis. With reference to Item 601 of Regulation S-K, please update your exhibit index to include your Placement Agent Agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there will not be a placement agent agreement between the Company and the placement agent.

2.

We note your cover page disclosure relating to the combined public offering price for your offering of common shares and warrants. However, we also refer to your disclosure in the Use of Proceeds and Dilution sections that your offering of common shares and warrants will be at an “assumed” combined public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an “assumed” offering price and revise accordingly. With reference to your disclosure under the section entitled “Determination of Offering Price and Warrant Exercise Price” on page 43, please also revise your cover page disclosure to explain how the actual combined offering price will be determined. Refer to Instruction 2 of Item 501(b)(3) of Regulation S-K for guidance. Also, if the combined offering price will be at a discount to the assumed price, then please revise to clarify this point.

Securities and Exchange Commission

April 26, 2023

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure in the Amended S-1 to clarify that the that the securities to be sold in the offering will not be offered at an assumed combined public offering price. The Company has also revised the disclosure on the cover page to include how the actual combined offering price will be determined as required under Item 501(b)(3) of Regulation S-K and that such offering price may be at a discount.

The Company respectfully advises the Staff that its use of an assumed combined public offering price in the Dilution section is intended to illustrate the potential dilution to investors in the offering based on an assumed offering price equal to the closing price of the Company’s common stock on April 24, 2023. The Company also respectfully advises the staff that the Dilution section contains a statement indicating the dilution information is illustrative and will be adjusted based on the actual offering price and terms of the offering as determined between the Company and the placement agent at the time of pricing.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 445.207.7806.

Sincerely,

/s/ Jennifer L. Porter, Esq.

Jennifer L. Porter, Esq.

cc:	Via Email Gerri Henwood, Baudax Bio, Inc. Rachael M. Bushey, Goodwin Procter LLP Robert F. Charron, Ellenoff Grossman & Schole LLP